UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 4, 2004

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Total Pages: 14

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1. Press release entitled “Smith & Nephew – Strong Third Quarter”, dated November 4, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: November 4, 2004	By:	/s/ Paul Chambers
Paul Chambers
Company Secretary

Item 1

Smith & Nephew plc	T 44 (0) 207 401 7646
15 Adam Street	F 44 (0) 207 960 2350
London WC2N 6LA	www.smith-nephew.com
England

Smith & Nephew - Strong Third Quarter

4 November 2004

Smith & Nephew plc (LSE: SN, NYSE:SNN), the global medical technology business, today announces its results for the third quarter ended 2 October 2004.

Q3 Highlights

•	Group sales up 12%

•	Orthopaedics global sales up 19% – US sales up 23%

•	Endoscopy momentum sustained - sales up 8%

•	Wound Management - sales up 6% as US works through product switch

•	Operating margins improve to 19.4%

•	Earnings per share up 15% to 4.99p

All sales increases given above are underlying which excludes the effects of currency translation and the acquisition of Midland Medical Technologies (“MMT”).

Earnings per share are stated before goodwill amortisation and exceptional items.

Commenting on the quarter’s results and the outlook for the year, Sir Christopher O’Donnell, Chief Executive, said:

“Our sales growth stepped up in the third quarter. Orthopaedics sales growth was particularly strong in the US where we continue to take market share. Our Endoscopy and Advanced Wound Management divisions both improved their growth rates. We are on track to meet our underlying mid-teens EPSA growth target this year.”

A conference call for analysts to discuss the company’s third quarter results will be held at 1.30pm GMT/8.30am EST today. This will be broadcast live on the web and will be available on demand shortly following the close of the conference call at http://www.smith-nephew.com/Q304. If interested parties are unable to connect to the web, a listen-only service is available by calling 020 8974 7900 in the UK or 1 866 804 8688 in the US and entering the passcode C869752.

Analysts should contact Julie Allen on +44 (0) 20 7401 7646 or via email at julie.allen@smith-nephew.com for conference call details.

Enquiries

Investors
Peter Hooley	On 4 November
Smith & Nephew Finance Director	+1 978 947 1000
From 5 November onwards
UK Tel: +44 20 7401 7646

Investors/Media
Liz Hewitt	On 4 November
Smith & Nephew Group Director Corporate Affairs	+1 978 947 1000
From 5 November onwards
UK Tel: +44 20 7401 7646
Angie Craig
Smith & Nephew Vice President US Investor and	On 4 November
Media Relations	+1 978 947 1000
From 5 November onwards
US Tel: +1 212 850 5756
Financial Dynamics
David Yates / Debbie Scott – London	UK Tel: +44 20 7831 3113
Jonathan Birt – New York	US Tel: +1 212 850 5634

Third Quarter Results

Third quarter performance saw group sales return to double digit underlying growth of 12%, making 11% for the year to date, and margins improve to 19.4% from 17.6% in the same quarter last year. Reported sales in the third quarter were reduced by 8% due to translational currency and benefited by 2% from the acquisition of Midland Medical Technologies (‘MMT’), resulting in reported growth of 6%.

Profit before goodwill amortisation, exceptional items and tax was £66m, a 15% increase over the third quarter last year. Adjusted earnings per share before goodwill amortisation and exceptional items for the quarter were 4.99p, an increase of 15% compared to the same quarter last year.

In order to provide a consistent measure of sales growth, references in the following business review refer to underlying sales. Underlying sales excludes the effects of currency translation, the acquisition of MMT and, in the 9 months results, the effect of extra sales days in the first quarter.

Orthopaedics

Orthopaedics gained market share in the third quarter, especially in hips and knees in the US. Overall sales growth was 19%, comprising 23% in the US and 10% outside the US.

In reconstruction, knee sales increased by 22% (25% in the US and 16% outside the US) and hip sales by 15% (14% in the US and 17% outside the US). Sales growth has been driven by continuing strong market conditions, particularly in the US, the expansion of our sales force and acceptance of our Minimal Incision Surgery (‘MIS’) procedures. Sales of the MMT hip resurfacing product, which was acquired in March this year and is sold in Europe and Australia, added 5% to Orthopaedic sales in the quarter. Sales pricing in reconstruction and trauma increased by approximately 3% in the US.

Trauma sales benefited from the substantial investment in the dedicated US sales force achieving a sales increase of 13%, (18% in the US and 5% outside the US). Clinical Therapy sales also benefited from increased sales force investment in the quarter, growing by an outstanding 49% compared with the same quarter last year.

The number of revisions of the macrotextured knee product withdrawn from the market in August 2003 was 640 as of 29 October, 22% of the total implanted. We have reached mutually satisfactory settlements with more than half the patients revised and continue to believe the withdrawal of this product remains manageable.

Endoscopy

The Endoscopy division sustained its momentum, achieving 8% sales growth in the quarter, 6% in the US and 10% outside the US.

The new progressive scan camera system increased visualisation sales by 23% in the quarter. Repair product sales grew by 13%, led by shoulder fixation. Radio frequency products were impacted by the injunction on US sales in the ongoing patent dispute with a competitor, and declined by 6%. The re-use of blades does not appear to be increasing and blade sales grew by 1%.

Advanced Wound Management

The Advanced Wound Management division generated underlying sales growth of 6%, both inside and outside the US. This improvement in growth in the US reflects the reducing impact of the switch in enzyme debrider products. Sales growth, in the US, excluding enzyme debriders was 15%. Outside the US, healthcare reforms in Europe, particularly Germany, adversely impacted growth in the quarter.

ACTICOATà antimicrobial dressings again made substantial progress with sales growing by 40%, and ALLEVYNà dressings and DERMAGRAFTà dermal replacement also saw good sales growth of 10% and 19% respectively.

9 Months Results

Underlying sales growth in the 9 months to date was 11%. Reported sales benefited by 1% from extra sales days in the first quarter and 2% from the acquisition of MMT in March, but adverse translational currency reduced reported sales by 8%. Reported group sales were consequently up 6% to £916m.

Profit before goodwill amortisation, exceptional items and tax was £195m, a 15% increase over the same 9 months of 2003. The operating profit margin before exceptional items improved to 19.2% from 17.8%. Profit before taxation and after goodwill amortisation and exceptional items increased by 10% to £180m.

After a tax charge of 29%, adjusted earnings per share before goodwill amortisation and exceptional items were 14.81p (74.05p per ADS) for the 9 months, an increase of 14% compared to the same period last year. Basic unadjusted earnings per share were 13.18p (65.90p per ADS).

Operating cash flow was £80m, which is an operating profit to cash conversion ratio of 46%, before rationalisation and integration expenditure of £2m, compared to 76% last year. This reflects the build-up of inventory and instruments at Orthopaedics to fuel its increased growth, together with insurance receivables in respect of settled macrotextured claims. The Group’s net debt of £162m, includes £69m of acquisition cost for MMT.

Had our 9 months results been reported in US dollars translated at average rates of exchange ($1.82 in 2004, $1.61 in 2003), reported group sales and earnings per ADS before goodwill amortisation and exceptional items would have been as follows:

Reported Group Sales	$1.7bn	+	19%
Earnings per ADS	$1.35	+	29%

International Financial Reporting Standards

International Financial Reporting Standards (“IFRS”) will apply from 2005 onwards. Smith & Nephew will give a webcast presentation and teleconference on 17 November on the application of IFRS and will provide pro-forma statements, on a quarterly basis, for 2003 and 2004 together with EBITA, PBTA and EPSA information under IFRS. Our preliminary results for 2004, will also include a quantification of the application of IFRS on those results.

Outlook

In the last quarter we expect to deliver strong growth, capitalising on our recent investment in sales forces and new products. Market fundamentals continue to be favourable. We expect both Orthopaedics and Endoscopy to benefit from a seasonally stronger last quarter.

We have strong momentum going into 2005, which should see us achieving high teens sales growth at Orthopaedics and high single digit growth at Endoscopy and Wound Management next year. We also plan further margin improvements. We are thus well placed to sustain our underlying mid-teens EPSA growth target from this year into next.

About us

Smith & Nephew is a global medical technology business, specialising in Orthopaedics, Endoscopy and Advanced Wound Management products. Smith & Nephew leads the world in arthroscopy and advanced wound management and is one of the fastest growing global orthopaedics companies.

Smith & Nephew is dedicated to helping improve people’s lives. The company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust. The company has over 8,000 employees and operates in 32 countries around the world generating annual sales of nearly £1.2 billion.

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. In particular, statements regarding planned growth in our business and in our operating margins discussed under “Outlook” are forward-looking statements. These statements, as well as the phrases “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “target”, “consider” and similar expressions, are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew’s most recent annual report on Form 20F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Smith & Nephew as of the date hereof. All written or oral forward-looking statements attributable to Smith & Nephew or any person acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement contained herein to reflect any change in Smith & Nephew’s expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

à	Trademark of Smith & Nephew. Certain names registered at the US Patent and Trademark Office.

SMITH & NEPHEW plc

2004 QUARTER THREE RESULTS

Unaudited Group Profit and Loss Account

For the 3 Months and 9 Months to 2 October 2004

3 Months 2003 £m	3 Months 2004 £m		Notes	9 Months 2004 £m	9 Months 2003 £m
330.2	349.0	Turnover including share of joint venture		1,040.3	988.5
(41.3)	(41.9)	Share of joint venture		(124.0)	(122.3)

288.9	307.1	Group turnover from continuing operations	1	916.3	866.2
(86.4)	(81.1)	Cost of sales		(246.4)	(258.6)
(135.0)	(149.7)	Selling, general and administrative expenses		(445.0)	(405.1)
(16.6)	(16.8)	Research and development expenses		(49.4)	(48.5)

50.9	59.5	Operating profit before goodwill amortisation and exceptional items		175.5	154.0
(4.6)	(5.5)	Goodwill amortisation *		(15.3)	(14.0)
(17.6)	—	Exceptional items *	2	—	(21.9)

28.7	54.0	Group operating profit from continuing operations	1	160.2	118.1
6.6	6.2	Share of operating profit of the joint venture before exceptional items		17.5	16.5
(1.2)	—	Share of joint venture exceptional items *	4	—	(1.8)

34.1	60.2			177.7	132.8
1.4	—	Share of operating profit of associated undertaking		—	4.8
31.5	—	Net profit on disposal of associated undertaking *	3	—	31.5

67.0	60.2	Profit on ordinary activities before interest		177.7	169.1
(1.7)	0.1	Interest	5	2.0	(5.7)

65.3	60.3	Profit on ordinary activities before taxation		179.7	163.4
(30.7)	(19.0)	Taxation	6	(56.5)	(61.6)

34.6	41.3	Attributable profit		123.2	101.8
—	—	Ordinary dividends	7	(17.8)	(17.2)

34.6	41.3	Retained profit		105.4	84.6

3.72p	4.41p	Basic earnings per ordinary share	8	13.18p	10.95p
3.70p	4.40p	Diluted earnings per ordinary share	8	13.11p	10.89p

		* Results before goodwill amortisation and exceptional items
£57.2m	£65.8m	Profit before taxation	9	£195.0m	£169.6m
4.35p	4.99p	Adjusted basic earnings per ordinary share	9	14.81p	12.94p
4.33p	4.98p	Adjusted diluted earnings per ordinary share	9	14.73p	12.87p

SMITH & NEPHEW plc

2004 QUARTER THREE RESULTS continued

Unaudited Abridged Group Balance Sheet as at 2 October 2004

	2 October 2004 £m	27 September 2003 £m
Intangible assets	343.3	289.6
Tangible assets	277.8	260.8
Investment in joint venture A	125.2	123.3
Investments	5.3	4.8

	751.6	678.5

Stock	291.6	242.3
Debtors	334.2	295.3
Cash	39.3	43.4
Creditors	(352.3)	(286.7)

	312.8	294.3
Borrowings	(216.9)	(276.5)
Provisions - deferred tax	(69.7)	(51.6)
- other	(25.4)	(27.9)

Shareholders’ funds	752.4	616.8

A	Investment in joint venture comprises goodwill £69.9 million, share of gross assets £119.2 million less share of gross liabilities £63.9 million.

Unaudited Abridged Movement in Shareholders’ Funds

For the 9 Months to 2 October 2004

	9 months 2004 £m	9 months 2003 £m
Opening shareholders’ funds as at 1 January	640.8	516.9
Attributable profit B	123.2	101.8
Dividends	(17.8)	(17.2)
Exchange adjustments B	1.8	1.2
Goodwill on disposals	—	8.2
Share based expense recognised in the profit and loss account	1.4	1.2
Cost of own shares purchased	(2.4)	—
Issues of shares	5.4	4.7

Closing shareholders’ funds	752.4	616.8

B	These items are the only components of the statement of total recognised gains and losses.

SMITH & NEPHEW plc

2004 QUARTER THREE RESULTS continued

Unaudited Abridged Group Cash Flow to 2 October 2004

3 Months 2003 £m	3 Months 2004 £m		9 Months 2004 £m	9 Months 2003 £m
28.7	54.0	Operating profit	160.2	118.1
20.2	20.6	Depreciation and amortisation	58.4	57.4
19.9	(15.7)	Working capital and provisions	(71.2)	(40.4)

68.8	58.9	Net cash inflow from operating activities C	147.4	135.1
(15.0)	(24.1)	Capital expenditure and financial investment	(67.9)	(44.2)

53.8	34.8	Operating cash flow	79.5	90.9
—	—	Joint venture dividend	5.9	2.7
(1.2)	0.5	Interest	3.0	(3.8)
(12.5)	(9.2)	Taxation	(24.9)	(35.8)
(17.2)	—	Dividends	(28.9)	(45.1)
(0.3)	(0.9)	Acquisitions	(77.8)	(3.9)
52.4	—	Disposals	—	52.4
—	—	Own shares purchased	(2.4)	—
2.4	1.2	Issue of shares	5.4	4.7

77.4	26.4	Net cash flow	(40.2)	62.1
0.3	(15.0)	Exchange adjustments	5.7	4.0
(288.5)	(173.0)	Opening net borrowings	(127.1)	(276.9)

(210.8)	(161.6)	Closing net borrowings	(161.6)	(210.8)

		Gearing	21%	34%

C	After £2.0 million of outgoings on rationalisation, acquisition integration and divestment costs in the 9 months (2003 - £8.3 million) and in 2003 £17.6 million on Centerpulse transaction costs.

Net borrowings includes £16.0 million of net currency swap assets (2003 - £22.3 million net currency swap assets).

SMITH & NEPHEW plc

NOTES TO THE 2004 QUARTER THREE RESULTS

1.	Segmental performance to 2 October 2004 was as follows:

3 Months 2003 £m	3 Months 2004 £m		9 Months 2004 £m	9 Months 2003 £m	Underlying growth in sales %
					3 months	9 months
		Group turnover by business segment
126.5	144.5	Orthopaedics	431.8	386.5	19	17
72.2	72.0	Endoscopy	222.1	221.0	8	8
90.2	90.6	Advanced Wound Management	262.4	258.7	6	5

288.9	307.1		916.3	866.2	12	11

		Group operating profit by business segment
25.4	32.3	Orthopaedics	98.4	83.8
13.1	13.1	Endoscopy	41.7	41.0
12.4	14.1	Advanced Wound Management	35.4	29.2

50.9	59.5		175.5	154.0
(4.6)	(5.5)	Goodwill amortisation	(15.3)	(14.0)
(17.6)	—	Exceptional items	—	(21.9)

28.7	54.0		160.2	118.1

		Group turnover by geographic market
88.0	97.5	Europe D	301.1	270.0	7	8
146.6	151.4	United States	448.2	442.1	15	13
54.3	58.2	Africa, Asia, Australasia & other America	167.0	154.1	11	11

288.9	307.1		916.3	866.2	12	11

D	Includes United Kingdom 9 month sales of £94.8 million (2003—£71.0 million) and 3 month sales of £32.9 million (2003 - £24.8 million).

Underlying sales growth is calculated by eliminating the effects of translational currency, acquisition of MMT and extra sales days. Reported growth in sales by business segment reconciles to underlying growth in sales for the 9 months and three months is as follows:

	Reported growth in sales %	Foreign currency translation effect %	Acquisitions effect %	Sales days effect %	Underlying growth in sales %
9 Months
Orthopaedics	12	10	(4)	(1)	17
Endoscopy	—	9	—	(1)	8
Advanced Wound Management	1	5	—	(1)	5

	6	8	(2)	(1)	11

3 Months
Orthopaedics	14	10	(5)	—	19
Endoscopy	—	8	—	—	8
Advanced Wound Management	—	6	—	—	6

	6	8	(2)	—	12

SMITH & NEPHEW plc

NOTES TO THE 2004 QUARTER THREE RESULTS continued

2.	Operating exceptional items in 2003 comprised £17.6 million of costs, net of a break fee of £10.8 million, written off as a consequence of the unsuccessful public offers to purchase Centerpulse AG and Incentive Capital AG and £4.3 million of acquisition integration costs.

3.	On 12 September 2003, the associated undertaking in AbilityOne was disposed of to Patterson Dental Inc. for £52.4 million cash. The net profit on disposal of £31.5 million was stated after deducting £8.2 million of acquisition goodwill previously set-off against reserves and £1.1 million of adjustments in respect of previous disposals.

4.	The group’s share of exceptional items of the joint venture in 2003 related to manufacturing rationalisation costs of BSN Medical.

5.	Interest receivable for the 9 months is after charging £1.0 million (2003 - £1.2 million) in respect of the group’s share of the net interest of BSN Medical and in 2003 £0.7 million in respect of the group’s share of the net interest of AbilityOne.

6.	Taxation on the profit before goodwill amortisation and exceptional items, is at the full year estimated effective rate of 29% (2003 - 29%). For the 9 months £5.1 million (2003 - £4.8 million) arises in BSN Medical and in 2003 £1.3 million arose in AbilityOne and a tax charge of £12.3 million arose as a consequence of the net exceptional items.

7.	An interim dividend of 1.90 pence per ordinary share (2003 - 1.85 pence per ordinary share) was declared on 5 August 2004 and will be paid on 12 November 2004 to all shareholders on the register at the close of business on 22 October 2004.

8.	The basic average number of ordinary shares in issue was 935 million (2003 - 929 million). The diluted average number of ordinary shares in issue was 940 million (2003 - 935 million).

9.	Profit before taxation, goodwill amortisation and exceptional items and adjusted earnings per ordinary share are calculated as follows:

3 Months 2003 £m		3 Months 2004 £m			9 Months 2004 £m		9 Months 2003 £m
65.3		60.3		Profit on ordinary activities before taxation	179.7		163.4
				Adjustments:
4.6		5.5		Goodwill amortisation	15.3		14.0
17.6		—		Exceptional items	—		21.9
(31.5)		—		Net profit on disposal of associated undertaking	—		(31.5)
1.2		—		Share of joint venture exceptional items	—		1.8

57.2		65.8		Profit before taxation, goodwill amortisation and exceptional items	195.0		169.6
(16.7)		(19.0)		Tax on profit before goodwill amortisation and exceptional items	(56.5)		(49.3)

40.5		46.8		Earnings before goodwill amortisation and exceptional items	138.5		120.3

4.35	p	4.99	p	Adjusted basic earnings per ordinary share	14.81	p	12.94	p
4.33	p	4.98	p	Adjusted diluted earnings per ordinary share	14.73	p	12.87	p

10.	The quarter three financial information has been prepared on the basis of the accounting policies set out in the full annual accounts of the group for the year ended 31 December 2003.

Independent Review Report to Smith & Nephew plc

Introduction

We have been instructed by the company to review the financial information for the three months and nine months ended 2 October 2004 which comprises the Group Profit and Loss Account, Abridged Group Balance Sheet, Abridged Movement in Shareholders’ Funds, Abridged Group Cash Flow Statement and the related notes 1 to 10. We have read the other information contained in the interim report for quarter three and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with guidance contained in Bulletin 1999/4 ‘Review of interim financial information’ issued by the Auditing Practices Board. To the fullest extent permitted by the law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Directors’ Responsibilities

The interim report for quarter three, including the financial information contained therein, is the responsibility of and, has been approved by the directors. The directors are responsible for preparing the interim report for quarter three in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim report results should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review Work Performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 ‘Review of interim financial information’ issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquires of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review Conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three months and nine months ended 2 October 2004.

Ernst & Young LLP London	3 November 2004